Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 15
DATED NOVEMBER 30, 2007
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 15 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 6 dated April 24, 2007, Supplement No. 7 dated May 15, 2007, Supplement No. 9 dated July 13, 2007, Supplement No. 10 dated August 15, 2007, Supplement No. 11 dated August 16, 2007, Supplement No. 12 dated October 19, 2007, Supplement No. 13 dated November 8, 2007 and Supplement No. 14 dated November 14, 2007.  Supplement No. 6 superseded and replaced the following prior supplements to the prospectus dated October 6, 2006:  Supplement No. 1 dated November 1, 2006; Supplement No. 2 dated November 15, 2006; Supplement No. 3 dated November 30, 2006; Supplement No. 4 dated December 22, 2006; and Supplement No. 5 dated February 23, 2007.  Supplement No. 9 superseded and replaced Supplement No. 8 dated July 12, 2007.  Unless otherwise defined in this Supplement No. 15, capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through November 16, 2007, we have accepted investors’ subscriptions to this offering and issued approximately 98.0 million shares of our common stock resulting in aggregate gross proceeds of approximately $975.6 million.

Financial Statements

                The following section supplements the financial statements contained in the prospectus under the heading “Index to Financial Statements,” which begins on page F-1 of the prospectus.

Chicago Properties—nine months ended September 30, 2007 and year ended December 31, 2006

Independent Auditors’ Report	F-1

Statements of Revenues and Certain Operating Expenses for the nine months ended September 30, 2007 (unaudited) and year ended December 31, 2006	F-2

Notes to the Statements of Revenues and Certain Operating Expenses for the nine months ended September 30, 2007 (unaudited) and year ended December 31, 2006	F-3

Unaudited Pro Forma Consolidated Financial Information	F-5

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2007	F-6

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2007	F-7

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2006	F-8

Unaudited Notes to Pro Forma Consolidated Financial Statements	F-9

Independent Auditors’ Report

To the Board of Directors and Stockholders of

Behringer Harvard REIT I, Inc.

We have audited the accompanying statement of revenues and certain operating expenses (the “Historical Summary”) of the properties located at 200 South Wacker, One Financial Place and 10/120 South Riverside in Chicago, Illinois (collectively, the “Chicago Properties”) for the year ended December 31, 2006.  This Historical Summary is the responsibility of the Chicago Properties’ management.  Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary.  We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in this Supplement No. 15 to the prospectus of Behringer Harvard REIT I, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Chicago Properties’ revenues and expenses.

In our opinion, the Historical Summary presents fairly, in all material respects, the revenues and certain operating expenses described in Note 1 to the Historical Summary of the Chicago Properties for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

November 28, 2007

The Chicago Properties

Statements of Revenues and Certain Operating Expenses

For the Nine Months Ended September 30, 2007 (Unaudited) and

For the Year Ended December 31, 2006

(in thousands)

	Nine Months Ended September 30, 2007	Year ended December 31, 2006
	(unaudited)
Revenues:
Rental revenue	$38,768	$51,991
Tenant reimbursement income	27,789	35,731
Other income	6,589	8,287

Total revenues	73,146	96,009

Certain operating expenses:
Interest expense	23,079	13,883
Property operating expenses	17,382	22,616
Property management fees	2,218	2,796
General and administrative expenses	4,435	5,511
Real estate taxes	15,021	20,322

Total certain operating expenses	62,135	65,128

Revenues in excess of certain operating expenses	$11,011	$30,881

See accompanying notes to the statements of revenues and certain operating expenses.

The Chicago Properties

Notes to the Statements of Revenues and Certain Operating Expenses

For the Nine Months Ended September 30, 2007 (Unaudited) and

For the Year Ended December 31, 2006

1.                              Basis of Presentation

                                        On November 1, 2007, Behringer Harvard REIT I, Inc. (the “Company”) acquired entities owning fee simple interests in a 40-story office building containing approximately 750,000 square feet (unaudited) (“200 South Wacker”), 39-story office building containing approximately 1.0 million square feet (unaudited) (“One Financial Place”) and two 21-story office buildings containing approximately 1.4 million aggregate square feet (unaudited) (“10/120 South Riverside,”), each located in Chicago, Illinois (collectively, the “Chicago Properties”).

The statements of revenues and certain operating expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC,”) which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the Chicago Properties, exclusive of interest income, early termination fees, asset management fees, and depreciation and amortization, which may not be comparable to the proposed future operations of the Chicago Properties.

The statement of revenues and certain operating expenses and notes thereto for the nine months ended September 30, 2007 included in this report are unaudited. In the opinion of the Company’s management, all adjustments necessary for a fair presentation of such statement of revenues and certain operating expenses have been included. Such adjustments consisted of normal recurring items. Interim results are not necessarily indicative of results for a full year.

2.                              Principles of Reporting and Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period.  Actual results may differ from those estimates.

3.         Significant Accounting Policies

Revenue Recognition

The Chicago Properties’ operations consist of rental income earned from its tenants under lease agreements which generally provide for minimum rent payments.  All leases have been accounted for as operating leases.  Rental income is recognized by amortizing the aggregate lease payments on the straight-line basis over the entire terms of the leases, including the effect of any rent holidays, which amounted to an increase in rental income of approximately $2.4 million (unaudited) for the nine months ended September 30, 2007 and approximately $5.2 million for the year ended December 31, 2006.  Reimbursement income consists of recovery of certain basic operating costs over an established base amount.  Recoveries are recognized as revenue in the period the applicable costs are incurred.

Lease incentives are amortized over the lease-term through annual charges to rental income calculated using the straight-line method.  Rental income was decreased by the amortization of lease incentives of approximately $136,000 (unaudited) and $152,000 for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

4.         Leases

                                    The aggregate annual minimum future rental income on the non-cancelable operating leases held in effect as of December 31, 2006 is as follows (in thousands):

Year Ending December 31:
2007	$45,974
2008	44,008
2009	45,235
2010	40,603
2011	33,976
Thereafter	146,629
Total	$356,425

Minimum future rental income represents the base rent required to be paid under the terms of the leases exclusive of charges for contingent rents, electrical services, real estate taxes, and operating cost escalations.  There were approximately $88,000 (unaudited) of contingent rents for the nine months ended September 30, 2007 and approximately $198,000 of contingent rents for the year ended December 31, 2006.

5.             Long-Term Debt

The Company assumed three debt obligations in association with the acquisition of the Chicago Properties, each described below:

On January 30, 2006, 200 South Wacker Property LLC entered into an approximately $95.5 million loan agreement with Lehman Brothers Bank FSB.  The interest rate under the loan is fixed at 5.525% per annum.  Monthly payments of interest only are required until the maturity date February 11, 2011, when the full principal balance is due.  200 South Wacker is held as collateral for this loan.

On October 3, 2006, 10/120 South Riverside Fee LLC entered into an approximately $225.0 million loan agreement with Merrill Lynch Mortgage Lending, Inc.  The interest rate under the loan is fixed at 6.05% per annum.  Monthly payments of interest only are required until the maturity date November 1, 2011, when the full principal balance is due.  10/120 South Riverside is held as collateral for this loan.

On July 13, 2006, One Financial Place Property LLC entered into an approximately $188.6 million loan agreement with Wachovia Bank, National Association.  The interest rate under the loan is fixed at 6.1212% per annum.  Monthly payments of interest only are required until the maturity date August 11, 2011, when the full principal balance is due.  One Financial Place is held as collateral for this loan.

As of December 31, 2006, the outstanding principal balance under the loan agreements was approximately $509.1 million.

6.             Commitments

The Chicago Properties have underground parking leasing agreements and various equipment leases.  At December 31, 2006, the Chicago Properties had minimum obligations under these operating lease agreements as follows (in thousands):

Year Ending December 31:
2007	$93
2008	93
2009	92
2010	85
2011	82
Thereafter	385
Total	$830

Expenses related to these obligations for the nine months ended September 30, 2007 and the year ended December 31, 2006 were approximately $71,000 and $87,000, respectively.

*****

Behringer Harvard REIT I, Inc.

Unaudited Pro Forma Consolidated Financial Information

On November 1, 2007, we acquired entities owning fee simple interests in a 40-story office building containing approximately 750,000 square feet (“200 South Wacker”), a 39-story office building containing approximately 1.0 million square feet (“One Financial Place”) and two 21-story office buildings containing approximately 1.4 million aggregate square feet (“10/120 South Riverside,”) each located in Chicago, Illinois (collectively, the “Chicago Properties”).  We acquired the Chicago Properties through acquisition of all of the common stock of BCSP IV Illinois Properties Business Trust, OFP Illinois Business Trust and 10/120 South Riverside Illinois Business Trust, respectively by Behringer Harvard 10/120 South Riverside Plaza, LLC, Behringer Harvard 200 South Wacker Drive, LLC and Behringer Harvard One Financial Plaza Chicago, LLC, each wholly-owned subsidiaries of Behringer Harvard Operating Partnership I LP, our operating partnership. In our opinion, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard REIT I, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

as of September 30, 2007

(in thousands, except share and per share amounts)

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired the Chicago Properties as of September 30, 2007.  This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statements of Operations and the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the nine months ended September 30, 2007.  The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on September 30, 2007, nor does it purport to represent our future financial position.

	September 30, 2007 as Reported (a)	Pro Forma Adjustments		Pro Forma September 30, 2007
Assets
Real estate
Land	$279,038	$71,769	(b)	$350,807
Buildings, net	1,624,826	722,254	(b)	2,347,080
Real estate under development	144	—		144
Total real estate	1,904,008	794,023		2,698,031

Cash and cash equivalents	697,225	(345,660	)(b)	386,565
		35,000	(c)
Restricted cash	77,746	26,429	(b)	104,175
Accounts receivable, net	33,744	—		33,744
Receivables from related parties	1,282	—		1,282
Prepaid expenses and other assets	3,623	847	(b)	4,470
Escrow deposits and pre-acquisition costs	36,360	(35,000	)(c)	1,360
Investments in tenant-in-common interests	147,860	—		147,860
Deferred financing fees, net	16,368	5,700	(b)	22,068
Notes receivable	12,301	—		12,301
Lease intangibles, net	327,501	126,726	(b)	454,227
Total assets	$3,258,018	$608,065		$3,866,083

Liabilities and stockholders’ equity

Liabilities
Mortgages payable	$1,611,038	$509,100	(b)	$2,120,138
Accounts payable	1,202	—		1,202
Payables to related parties	1,692	—		1,692
Acquired below market leases, net	87,850	53,225	(b)	141,075
Dividends payable	10,036	—		10,036
Accrued liabilities	72,538	38,115	(b)	110,653
Subscriptions for common stock	1,223	—		1,223
Other liabilities	1,315	7,625	(b)	8,940
Total liabilities	1,786,894	608,065		2,394,959

Commitments and contingencies

Minority interest	2,850	—		2,850

Stockholders’ equity
Preferred stock, $.0001 par value per share; 17,500,000 shares authorized, none outstanding	—	—		—
Convertible stock, $.0001 par value per share; 1,000 shares authorized, 1,000 shares issued and outstanding	—	—		—
Common stock, $.0001 par value per share; 382,499,000 shares authorized, 195,527,948 shares issued and outstanding	20	—		20
Additional paid-in capital	1,748,258	—		1,748,258
Cumulative distributions and net loss	(280,004)	—		(280,004)
Total stockholders’ equity	1,468,274	—		1,468,274
Total liabilities and stockholders’ equity	$3,258,018	$608,065		$3,866,083

See accompanying unaudited notes to pro forma consolidated financial statements.

Behringer Harvard REIT I, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2007

(in thousands, except per share amounts)

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the Chicago Properties on January 1, 2006.  This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the nine months ended September 30, 2007.  The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2006, nor does it purport to represent our future operations.

	Nine months ended September 30, 2007 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Nine months ended September 30, 2007

Rental revenue	$213,026	$1,122	$73,146	$6,408	(d)	$293,702

Expenses
Property operating expense	48,659	270	17,382	—		66,311
Interest expense	68,504	—	23,079	(23,079	)(e)	92,398
				23,894	(f)
Real estate taxes	30,101	141	15,021	—		45,263
Property management fees	6,183	14	2,218	(2,218	)(g)	8,391
				2,194	(h)
Asset management fees	8,952	52	—	3,746	(i)	12,750
General and administrative	1,831	17	4,435	—		6,283
Depreciation and amortization	96,890	344	—	39,784	(j)	137,018
Total expenses	261,120	838	62,135	44,321		368,414

Interest income	18,399	—	—	—		18,399

Equity in earnings of investments
in tenant-in-common interests	4,072	—	—	—		4,072
Net income (loss) before income taxes	(25,623)	284	11,011	(37,913)		(52,241)

Provision for income taxes	398	—	—	—		398
Net income (loss)	$(26,021)	$284	$11,011	$(37,913)		$(52,639)

Basic and diluted weighted
average shares outstanding	161,693					161,693

Basic and diluted loss per share	$(0.16)					$(0.33)

See accompanying unaudited notes to pro forma consolidated financial statements.

Behringer Harvard REIT I, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2006

(in thousands, except per share amounts)

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the Chicago Properties on January 1, 2006.  This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2006.  The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2006, nor does it purport to represent our future operations.

	Year ended December 31, 2006 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2006

Rental revenue	$161,306	$124,981	$96,009	$8,544	(d)	$390,840

Expenses
Property operating expense	35,694	25,265	22,616	—		83,575
Interest expense	50,877	36,666	13,883	(13,883	)(e)	119,401
				31,858	(f)
Real estate taxes	21,999	13,803	20,322	—		56,124
Property management fees	4,947	3,348	2,796	(2,796	)(g)	11,175
				2,880	(h)
Asset management fees	5,099	5,607	—	4,995	(i)	15,701
General and administrative	1,614	3,253	5,511	—		10,378
Depreciation and amortization	73,275	64,124	—	53,045	(j)	190,444
Total expenses	193,505	152,066	65,128	76,099		486,798

Interest income	4,963	—	—	—		4,963

Equity in earnings of investments
in tenant-in-common interests	4,804	772	—	—		5,576

Net income (loss)	$(22,432)	$(26,313)	$30,881	$(67,555)		$(85,419)

Basic and diluted weighted
average shares outstanding	89,638			20,066	(k)	109,704

Basic and diluted loss per share	$(0.25)					$(0.78)

See accompanying unaudited notes to pro forma consolidated financial statements.

Behringer Harvard REIT I, Inc.

Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a.                                       Reflects our historical balance sheet as of September 30, 2007.

b.                                      Reflects the acquisition of the Chicago Properties for approximately $854.8 million, inclusive of closing costs. The acquisition was funded with approximately $345.7 million of cash and the assumption of approximately $509.1 million of debt.  We allocated our purchase price to the assets and liabilities below and estimated the remaining useful lives of the tangible and intangible assets as follows (in thousands):

Description	Allocation	Estimated Useful Life
Land	$71,769	—
Building	722,254	25 years
Above/below market leases, net	(40,227)	4.75 years
Tenant improvements, leasing commissions & legal fees	68,378	4.75 years
In-place leases	45,350	4.75 years
Restricted cash	26,429	—
Deferred financing fees	5,700	—
Prepaid expenses and other assets	847	—
Other liabilities	(7,625)	—
Accrued liabilities	(38,115)	—
	$854,760

We allocated the purchase price to the above tangible assets acquired, consisting of land, inclusive of associated rights, and buildings, any assumed debt, identified intangible assets and asset retirement obligations based on their relative fair values in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets” as follows:

We determine the fair value of assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain.  Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

The fair value of the tangible assets acquired, consisting of land, inclusive of associated rights, and buildings, is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings.  Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management’s estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods.  The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management’s estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases.  We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases using the straight-line method.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant.  The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model.  The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions.  In estimating fair value of in-place leases, we consider such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period and carrying costs that would have otherwise been incurred had the lease not been in place, including tenant improvements and commissions.  The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases to expense over the term of the respective leases.  The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building.  Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

c.                                       Reflects the reclassification of earnest money deposits for the Chicago Properties from escrow deposits to cash.

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2007

a.                                       Reflects our historical operations for the nine months ended September 30, 2007.

b.                                      Reflects the Pro Forma results for Centerport Office Center which we acquired on June 14, 2007.

c.                                       Reflects the historical revenues and certain operating expenses of the Chicago Properties for the nine months ended September 30, 2007.

d.                                      Reflects the straight-line amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 57 months.

e.                                       Reflects the reversal of the historical interest expense.

f.                                         Represents interest expense associated with the approximately $509.1 million of long-term debt assumed in connection with the purchase of the Chicago Properties and the amortization of the deferred financing costs.  The deferred financing costs of approximately $5.7 million are amortized over the remaining term of the related debt using a method that approximates the effective interest rate method.  The following table provides certain information about each of the loans assumed:

	Loan amount	Interest	Maturity
Property	(in thousands)	Rate	Date
200 South Wacker	$95,500	5.5250%	February 2011
10/120 South Riverside	225,000	6.0500%	November 2011
One Financial Place	188,600	6.1212%	August 2011
Total	$509,100

g.                                      Reflects the reversal of historical property and asset management fees for the Chicago Properties.

h.                                      Reflects the property management fees associated with the current management of the Chicago Properties.  The properties are managed by HPT Management Services LP, an affiliate of our advisor, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

i.                                          Reflects the asset management fees associated with the Chicago Properties.  The assets are managed by HPT Management Services LP, an affiliate of our advisor, for an annual asset management fee of 0.6% of the asset value.

j.                                          Reflects the depreciation and amortization of the Chicago Properties using the straight-line method over the estimated useful lives as follows (in thousands):

Description	Allocation	Estimated Useful Life
Building	$722,254	25 years
Real estate intangibles (1)	73,501	4.75 years

______________________

(1)     Included in real estate intangibles is approximately $53.2 million of below-market lease value and approximately $13.0 million of above-market lease value, which is amortized to rental income.  See Note d.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2006

a.                                       Reflects our historical operations for the year ended December 31, 2006.

b.                                      Reflects the combined Pro Forma results for properties we acquired from January 1, 2006 through October 31, 2007 for the periods prior to the respective acquisition dates of each.

c.                                       Reflects the historical revenues and certain operating expenses of the Chicago Properties.

d.                                      Reflects the straight-line amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 57 months.

e.                                       Reflects the reversal of the historical interest expense.

f.                                         Represents interest expense associated with the approximately $509.1 million of long-term debt assumed in connection with the purchase of the Chicago Properties and the amortization of the deferred financing costs.  The deferred financing costs of approximately $5.7 million are amortized over the remaining term of the related debt using a method that approximates the effective interest rate method.  The following table provides certain information about each of the loans assumed:

	Loan amount	Interest	Maturity
Property	(in thousands)	Rate	Date
200 South Wacker	$95,500	5.5250%	February 2011
10/120 South Riverside	225,000	6.0500%	November 2011
One Financial Place	188,600	6.1212%	August 2011
Total	$509,100

g.                                      Reflects the reversal of historical property management fees for the Chicago Properties.

h.                                      Reflects the property management fees associated with the current management of the Chicago Properties.  The properties are managed by HPT Management Services LP, an affiliate of our advisor, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

i.                                          Reflects the asset management fees associated with the Chicago Properties.  The assets are managed by HPT Management Services LP, an affiliate of our advisor, for an annual asset management fee of 0.6% of the asset value.

j.                                          Reflects the depreciation and amortization of the Chicago Properties using the straight-line method over the estimated useful lives as follows (in thousands):

Description	Allocation	Estimated Useful Life
Building	$722,254	25 years
Real estate intangibles (1)	73,501	4.75 years

______________________

(1)               Included in real estate intangibles is approximately $53.2 million of below-market lease value and approximately $13.0 million of above-market lease value, which is amortized to rental income.  See Note d.

k.                           Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of each of our 2006 and 2007 property investments.  The adjustment is computed as follows (in thousands, except per share amounts):

Cash needed to acquire prior acqusitions	$621,317
Cash needed to acquire the Chicago Properties	345,660
	$966,977

Net cash received from each share of common stock issued	$8.90	(1)

Common stock needed to purchase acquired properties	108,649
Plus weighted average of common stock actually outstanding for the year ended December 31, 2006 in excess of 108,649	1,055
Less historical weighted average of common stock outstanding at December 31, 2006	(89,638)
	20,066

______________________

(1)               Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.20 broker dealer fees per share and $0.20 organization and offering costs per share.